02047122

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

P.E. 7-1-02

For the month of July 2002

SHELL CANADA LIMITED
(Translation of registrant's name into English)

400 - 4 Avenue S.W., Calgary, Alberta. T2P 0J4
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F..... Form 40-F..X..

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes..X. No.....

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
(Registrant)

Date: July 29, 2002

By: [signature]
(Signature)

H.W. Lemieux, Vice President
(Name and Title)

By: [signature]
(Signature)

J.M. Coull, Assistant Secretary
(Name and Title)

M:\data\gail\6K's\16

Shell Canada Limited

2002 INTERIM REPORT



FIRST HALF RESULTS

Earnings
($ millions)


314
172
170
93
73
Q2
01
Q3
Q4
Q1
02
Q2

Cash Flow
($ millions)


378
306
322
206
192
Q2
01
Q3
Q4
Q1
02
Q2

Capital Expenditures
($ millions)


498
572
586
553
649
Q2
01
Q3
Q4
Q1
02
Q2

Calgary, Alberta - Shell Canada Limited announces second-quarter earnings of $73 million or $0.26 per Common Share compared with earnings of $314 million or $1.14 per share for the second quarter of 2001.

Earnings for the first half of 2002 were $166 million or $0.60 per share, down from $668 million or $2.43 per share for the same period in 2001. The year-to-date decrease mainly reflects significantly lower commodity prices and refining margins versus the same period last year. Substantial turnaround activity and the write-off of the Onondaga exploration well offshore Nova Scotia also reduced earnings.

Cash flow from operations for the first six months of 2002 was $398 million compared with $867 million for the same period of 2001. First-half capital and exploration expenditures were $1,202 million, up from $869 million for the first six months of last year. Spending in the first half of 2002 included $904 million on the Athabasca Oil Sands Project compared with $689 million in the same period last year.

"We faced significant challenges in the second quarter from weakness in refining margins and the impact of the major turnaround schedule at all our refineries," said Tim Faithfull, President and Chief Executive Officer, Shell Canada Limited. "Nevertheless, we successfully completed this very heavy maintenance program, which included the tie-in of the Scotford refinery to the Oil Sands upgrader. In addition, the write-off of the Onondaga well affected our results.

"With the Athabasca Oil Sands Project almost 90 per cent complete, commissioning and start-up activities have begun. We have achieved some recovery in the schedule, but have experienced continuing cost pressures and now expect a further increase in total project expenditures of approximately 10 per cent. All our efforts are focused on a successful completion and start-up of this substantial project."

Resources

Resources earnings in the second quarter of 2002 were $66 million compared with $186 million for the same period in 2001. The major causes for the reduced earnings were lower natural gas prices compared with last year and a $41 million write-off of the exploration section of Shell's whollyowned Onondaga natural gas well offshore Nova Scotia. Earnings for the second quarter of 2001 included a gain from the sale of a pipeline asset. Sales volumes were higher quarter-to-quarter, as increased production from the Sable Offshore Energy Project (SOEP), Peace River and new wells in the Foothills more than offset reduced volumes from maturing fields. During the second quarter, Shell's share of natural gas production from SOEP averaged 153 million cubic feet per day. Peace River remains on target to achieve 12,000 barrels per day by year-end as its new wells are expected to enter the production phase in the second half of this year. Operating expenses increased compared with the second quarter of last year, mainly due to the elimination of Alberta government energy rebates received in 2001.

Oil Products

Oil Products earnings in the second quarter were $10 million compared with $122 million for the same period of 2001. Significantly lower refining margins were the main reason for the reduction. The company successfully completed extensive, planned maintenance shutdowns at each of its three refineries in the second quarter, significantly reducing plant availability. These shutdowns resulted in higher operating costs and lower yields over the same period last year, reducing earnings by approximately $20 million. The program included a total shutdown of the Scotford refinery to accommodate modifications related to the Athabasca Oil Sands Project.

While refining margins improved late in the second quarter, economic conditions remain uncertain and volatility is expected to continue. The gasoline desulphurization projects at the Sarnia and Montreal refineries are on track to start up in 2003. This will allow the company to produce gasoline with an average sulphur content of 30 parts per million well ahead of the January 1, 2005, legislated deadline.

Oil Sands

Construction of the Athabasca Oil Sands Project (AOSP) is almost 90 per cent complete. Construction activity peaked during the second quarter and is now moving into its final stages. Commissioning and start-up activities are well under way at both sites and construction workforces have started to demobilize. The project achieved several important milestones during the quarter while maintaining world-class safety performance. Diluent was delivered to the mine site via the new Corridor Pipeline. At the Scotford site, the Sulphur Recovery and Hydrogen Manufacturing Units were handed over to Operations and the Scotford refinery modifications, which will enable the refinery to accept feedstock from the upgrader, were successfully completed. Shell Canada's share of capital expenditures during the second quarter of 2002 was $496 million, including $75 million for Scotford refinery modifications. Capital spending in 2002 will be higher than originally forecast due to phasing of expenditures and increases in project costs.

The cost estimate for the AOSP has now been revised to $5.7 billion (this includes the Muskeg River Mine, the Scotford Upgrader and the Hydrogen Manufacturing Unit). This revised estimate is approximately a 10 per cent increase over the previous estimate of $5.2 billion. The cost estimate for related modifications to Shell's Scotford refinery has been revised to $500 million (previously estimated at $450 million). As a result of these changes, Shell's share of project costs is now forecast to total $3.9 billion, up by approximately 10 per cent from the previous estimate.

Despite improved availability of skilled labour, construction productivity has remained well below expectations, increasing costs. A joint effort with the contractors and building trades is under way to achieve improved productivity during the final phase of construction. AOSP costs have also been impacted by problems with the quality of engineering work and equipment in some areas, resulting in additional field work. In spite of these difficulties, the quality of finished construction work has been meeting expectations and progress on the upgrader was excellent during the second quarter. Cost and schedule pressures will continue to receive close attention during the final stages of construction. At the same time, maximum efforts are under way to deliver a successful start-up. First bitumen production at the mine is still expected to begin late in the year. At the upgrader, there has been some recovery of the schedule. Commissioning of the synthetic crude units is now expected before year-end, enabling first production of synthetic crude oil very early in 2003.

During the second quarter, an application and Environmental Impact Assessment was submitted to Alberta regulators requesting approval for the proposed Jackpine Mine – Phase 1. This project would involve the construction of a mining and extraction facility on the eastern portion of Lease 13 to produce approximately 200,000 barrels per day of bitumen. Timing of the development will depend on market conditions, project costs, sustainable development considerations and the outcome of the regulatory processes.

Corporate

Corporate expenses in the second quarter were $3 million compared with earnings of $6 million during the same period of last year, when gains were realized from the sale of corporate assets. The Company's financing plan includes a combination of short-term commercial paper and medium-term notes to provide a mix of cost-effective debt with repayment flexibility. To finance its capital spending program, the Company issued $629 million short-term commercial paper and $495 million medium-term notes in the first half of the year. This has resulted in higher net financing costs over the same period last year.

Dividend Declared

On July 25, 2002, the Directors of Shell Canada Limited declared a quarterly dividend of twenty cents (20 cents) per Common Share. The dividend will be payable September 16, 2002, to shareholders of record August 15, 2002. Dividends payable to shareholders with registered addresses in the United States will be converted into U.S. funds at the rate quoted for U.S. funds by the Bank of Canada at noon on the record date.

This information includes "forward looking statements" based upon current expectations, estimates and projections of future production, project start-up and future capital spending that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in: market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.

SHELL CANADA LIMITED
Financial Highlights

($ millions, except as noted)
(unaudited)

	Second Quarter		First Half	
	2002	2001	2002	2001
Earnings	73	314	166	668
Revenues	1 734	2 036	3 196	4 306
Cash flow from operations	192	378	398	867
Return on average common shareholders' equity (%) [1]	-	-	10.9	28.7
Return on average capital employed (%) [2]	-	-	9.6	27.3
Interest coverage	-	-	33.9	58.9
Per Common Share (dollars)				
Earnings - basic	0.26	1.14	0.60	2.43
Earnings - diluted (Note 2)	0.26	1.13	0.60	2.42
Cash flow from operations	0.70	1.37	1.44	3.15
Dividends paid	0.20	0.20	0.40	0.40

Results by Segment

	Second Quarter 2002	Second Quarter 2001	First Half 2002	First Half 2001
Earnings				
Resources	66	186	144	426
Oil Products	10	122	31	237
Corporate	(3)	6	(9)	5
Total	73	314	166	668
Revenues				
Resources	338	410	636	1 024
Oil Products	1 423	1 661	2 636	3 366
Corporate	10	15	15	27
Inter-segment sales	(37)	(50)	(91)	(111)
Total	1 734	2 036	3 196	4 306
Cash flow from operations				
Resources	174	209	333	528
Oil Products	17	158	66	323
Corporate and Other	1	11	-1	16
Total	192	378	398	867
Capital and exploration expenditures				
Resources	93	71	215	146
Oil Sands	421	361	759	611
Oil Products	131	65	224	111
Corporate	4	1	4	1
Total	649	498	1 202	869

[1] Return on average common shareholders' equity is calculated on a twelve-month rolling average basis.

[2] Return on Average Capital Employed (ROACE) is earnings plus after-tax interest expense on debt divided by the average of opening and closing capital employed for the twelve months to June 30. Capital employed is the total of equity and debt.

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	Second Quarter 2002	Second Quarter 2001	First Half 2002	First Half 2001
Production				
Natural gas - gross (mmcf/d)	**597**	582	**613**	600
Ethane, propane and butane - gross (bbls/d)	**25 900**	26 300	**27 800**	28 400
Condensate - gross (bbls/d)	**18 600**	19 900	**20 200**	21 700
Bitumen - gross (bbls/d)	**8 700**	2 200	**8 400**	2 600
Sulphur - gross (tons/d)	**5 600**	5 500	**6 000**	5 900
Crude oil processed by Shell refineries (m^3/d)	**34 100**	40 700	**39 100**	43 300
Oil Products Sales				
Gasolines (m^3/d)	**20 700**	21 300	**20 000**	20 500
Middle distillates (m^3/d)	**15 100**	15 500	**15 800**	17 100
Other products (m^3/d)	**6 100**	7 100	**6 200**	7 400
	41 900	43 900	**42 000**	45 000
Prices				
Natural gas average plant gate netback price ($/mcf)	**4.26**	6.36	**3.75**	7.99
Ethane, propane and butane average field gate price ($/bbl)	**19.12**	26.21	**17.17**	31.58
Condensate average field gate price ($/bbl)	**38.73**	42.22	**34.71**	42.35



Natural Gas Avg. Price
(Plant Gate Netback)
($/mcf)
6.36
3.96
3.31
3.27
4.26
Q2
Q3
Q4
Q1
Q2
2001
2002



Ethane, Propane and
Butane Avg. Price
(Field Gate)
($/bbl)
26.21
17.80
15.96
15.63
19.12
Q2
Q3
Q4
Q1
Q2
2001
2002



Condensate Avg. Price
(Field Gate)
($/bbl)
42.22
39.26
29.43
30.60
38.73
Q2
Q3
Q4
Q1
Q2
2001
2002

SHELL CANADA LIMITED

Consolidated Statement of Earnings and Retained Earnings

($ millions, except as noted)
(unaudited)

	Second Quarter		First Half	
	2002	2001	2002	2001
Revenues				
Sales and other operating revenues	1 726	2 023	3 182	4 272
Dividends, interest and other income	8	13	14	34
Total revenues	1 734	2 036	3 196	4 306
Expenses				
Purchased crude oil, petroleum products and other merchandise	1 134	1 221	2 058	2 500
Operating, selling and general	321	279	591	544
Exploration	80	14	100	46
Depreciation, depletion, amortization and retirements	92	50	184	132
Interest on long-term debt	4	4	6	9
Other interest	6	-	9	-
Total expenses	1 637	1 568	2 948	3 231
Earnings				
Earnings before income tax	97	468	248	1 075
Current income tax	71	150	125	380
Future income tax	(47)	4	(43)	27
Total income tax	24	154	82	407
Earnings	73	314	166	668
Per Common Share (dollars)				
Basic (Note 2)	0.26	1.14	0.60	2.43
Diluted (Note 2)	0.26	1.13	0.60	2.42
Common Shares outstanding (millions - weighted average)	276	275	276	275
Retained Earnings				
Balance at beginning of period	-	-	4 268	3 478
Earnings	-	-	166	668
	-	-	4 434	4 146
Dividends	-	-	110	110
Balance at end of period	-	-	4 324	4 036

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows

($ millions)
(unaudited)

	Second Quarter		First Half	
	2002	2001	**2002**	2001
Cash from Operating Activities				
Earnings	**73**	314	**166**	668
Exploration	**80**	14	**100**	46
Non-cash items				
Depreciation, depletion, amortization and retirements	**92**	50	**184**	132
Future income tax	**(47)**	4	**(43)**	27
Other items	**(6)**	(4)	**(9)**	(6)
Cash flow from operations	**192**	378	**398**	867
Movement in working capital and other from operating activities	**(30)**	121	**(246)**	6
	162	499	**152**	873
Cash Invested				
Capital and exploration expenditures	**(649)**	(498)	**(1 202)**	(869)
Movement in working capital from investing activities	**(35)**	-	**(61)**	-
Capital expenditures and movement in working capital	**(684)**	(498)	**(1 263)**	(869)
Proceeds on disposal of properties, plant and equipment	**-**	35	**-**	40
Investments, long-term receivables and other	**25**	(14)	**(55)**	(8)
	(659)	(477)	**(1 318)**	(837)
Cash from Financing Activities				
Proceeds from exercise of Common Share stock options	**2**	1	**8**	4
Dividends paid	**(55)**	(55)	**(110)**	(110)
Long-term debt and other	**34**	-	**544**	(448)
Short-term financing	**471**	24	**629**	32
	452	(30)	**1 071**	(522)
Decrease in cash	**(45)**	(8)	**(95)**	(486)
Cash at beginning of period	**(75)**	274	**(25)**	752
Cash at June 30[1]	**(120)**	266	**(120)**	266
Supplemental disclosure of cash flow information:				
Dividends received	**5**	3	**7**	6
Interest received	**-**	5	**-**	17
Interest paid	**11**	3	**15**	26
Income taxes paid	**112**	103	**280**	492

1. Cash comprises cash and highly liquid short-term investments less bank overdraft.

SHELL CANADA LIMITED
Consolidated Balance Sheet

($ millions)
(unaudited)

	Jun. 30, 2002	Dec. 31, 2001
Assets		
Current assets		
Cash	(120)	(25)
Accounts receivable	553	415
Inventories		
Crude oil, products and merchandise	504	473
Materials and supplies	57	57
Prepaid expenses	107	159
	1 101	1 079
Investments, long-term receivables and other	364	305
Properties, plant and equipment	7 000	6 075
	8 465	7 459
Liabilities		
Current liabilities		
Short-term borrowings	841	212
Accounts payable and accrued liabilities	996	1 012
Income and other taxes payable	37	211
Current portion of site restoration and other long-term obligations	20	21
Current portion of long-term debt	2	2
	1 896	1 458
Site restoration and other long-term obligations	207	195
Long-term debt	654	119
Future income tax	916	959
	3 673	2 731
Shareholders' Equity		
Capital stock		
100 4% Preference Shares	1	1
275 874 439 Common Shares (2001 - 275 514 500)	467	459
Retained earnings	4 324	4 268
	4 792	4 728
	8 465	7 459

SHELL CANADA LIMITED
Segmented Information
($ millions, except as noted)
(unaudited)

	Second Quarter							
	Total		Resources		Oil Products		Corp. & Other	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Revenues								
Sales and other operating revenues	**1 726**	2 023	**318**	397	**1 399**	1 619	**9**	7
Intersegment transactions	**-**	-	**18**	13	**19**	37	**-**	-
Dividends, interest and other income	**8**	13	**2**	-	**5**	5	**1**	8
Total revenues	**1 734**	2 036	**338**	410	**1 423**	1 661	**10**	15
Expenses								
Purchased crude oil, petroleum products and other merchandise	**1 134**	1 221	**-**	-	**1 134**	1 221	**-**	-
Intersegment transactions	**-**	-	**19**	37	**18**	13	**-**	-
Operating, selling and general	**321**	279	**92**	66	**224**	205	**5**	8
Exploration	**80**	14	**80**	14	**-**	-	**-**	-
Depreciation, depletion, amortization and retirements	**92**	50	**55**	19	**36**	36	**1**	(5)
Interest on long-term debt	**4**	4	**-**	-	**-**	-	**4**	4
Other interest	**6**	-	**-**	-	**-**	-	**6**	-
Total expenses	**1 637**	1 568	**246**	136	**1 412**	1 475	**16**	7
Earnings								
Earnings before income tax	**97**	468	**92**	274	**11**	186	**(6)**	8
Current income tax	**71**	150	**51**	96	**27**	62	**(7)**	(8)
Future income tax	**(47)**	4	**(25)**	(8)	**(26)**	2	**4**	10
Total income tax	**24**	154	**26**	88	**1**	64	**(3)**	2
Earnings	**73**	314	**66**	186	**10**	122	**(3)**	6

SHELL CANADA LIMITED
Segmented Information
($ millions, except as noted)
(unaudited)

	First Half							
	Total		Resources		Oil Products		Corp. & Other	
	2002	2001	2002	2001	2002	2001	2002	2001
Revenues								
Sales and other operating revenues	3 182	4 272	586	998	2 583	3 268	13	6
Intersegment transactions	-	-	47	23	44	88	-	-
Dividends, interest and other income	14	34	3	3	9	10	2	21
Total revenues	3 196	4 306	636	1 024	2 636	3 366	15	27
Expenses								
Purchased crude oil, petroleum products and other merchandise	2 058	2 500	-	-	2 058	2 500	-	-
Intersegment transactions	-	-	44	88	47	23	-	-
Operating, selling and general	591	544	159	128	418	403	14	13
Exploration	100	46	100	46	-	-	-	-
Depreciation, depletion, amortization and retirements	184	132	111	66	72	69	1	(3)
Interest on long-term debt	6	6	-	-	-	-	6	6
Other interest	9	3	-	-	-	-	9	3
Total expenses	2 948	3 231	414	328	2 595	2 995	30	19
Earnings								
Earnings before income tax	248	1 075	222	696	41	371	(15)	8
Current income tax	125	380	97	278	42	113	(14)	(11)
Future income tax	(43)	27	(19)	(8)	(32)	21	8	14
Total income tax	82	407	78	270	10	134	(6)	3
Earnings	166	668	144	426	31	237	(9)	5
Total Assets	8 465	7 251	2 540	2 495	3 383	3 113	2 542	1 643
Capital Employed	6 289	4 581	1 783	1 484	2 116	1 740	2 390	1 357
ROACE (%)	9.6	27.3	19.5	51.5	10.1	25.3	N/A	N/A

Corporate & Other includes the Oil Sands business segment. Total assets for Oil Sands as at June 30 are $2,920 million for 2002 and $1,465 million for 2001. Capital employed for Oil Sands as at June 30 is $2,686 million for 2002 and $1,172 million for 2001.

Return on Average Capital Employed (ROACE) is earnings plus after-tax interest expense on debt divided by the average of opening and closing capital employed for the twelve months to June 30. Capital employed is the total of equity and debt. Interest expense and debt are included only in total ROACE and are not allocated to the Resources or Oil Products business segments.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1. Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements dated December 31, 2001, except as described in note 3.

2. Earnings Per Share

Effective January 1, 2001, a new accounting standard related to calculation and disclosure of earnings per share was established. All earnings per share information and disclosures presented in these interim financial statements conform to this new standard. The effect of this change was not material.

	Second Quarter		First Half	
	2002	2001	**2002**	2001
Earnings ($ millions)	**73**	314	**166**	668
Weighted average number of Common Shares (millions)	**276**	275	**276**	275
Dilutive securities (millions)				
Options on long-term incentive plan	**2**	2	**2**	1
Basic earnings per share ($ per share)	**0.26**	1.14	**0.60**	2.43
Diluted earnings per share ($ per share)	**0.26**	1.13	**0.60**	2.42

3. Stock-Based Compensation

Effective January 1, 2002, a new accounting standard for stock-based compensation plans was prospectively adopted. The Company uses the intrinsic value-based method; no expense related to the stock compensation plan is included in net income.

During the first quarter, 1,567,000 options were granted with an exercise price of $44.70. For the purpose of measuring the fair value of compensation cost, the following assumptions were used: the risk-free rate was based on the average bond yield for government of Canada bonds maturing in 10 years, the volatility of the share price was based on five years of closing monthly stock prices, and the dividend yield was based on the twelve months prior to the grant date.

Had the Company included the effects of stock-based compensation in earnings for the first half, after-tax earnings and basic earnings per share would have decreased by $4 million to $162 million or $0.01 to $0.59, respectively. No effect was included for awards granted prior to January 1, 2002.